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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 5)*

                        American Industrial Properties REIT
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                                 (Name of Issuer)

                           Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    026791-10-3
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 January 10, 1996
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 026791-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Black Bear Realty, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                860,800
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               860,800
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     860,800
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.5%
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14   TYPE OF REPORTING PERSON*
     00
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

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
                                   SCHEDULE 13D
CUSIP NO. 026791-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     AF,PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                25,000
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               25,000
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than one percent
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14   TYPE OF REPORTING PERSON*
     00
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

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
                                   SCHEDULE 13D
CUSIP NO. 026791-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Christopher L. Jarratt
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                25,000
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               25,000
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than one percent
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14   TYPE OF REPORTING PERSON*
     IN
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

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
                                   SCHEDULE 13D
CUSIP NO. 026791-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jarratt Associates, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                0
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               0
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
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14   TYPE OF REPORTING PERSON*
     CO
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




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
CUSIP No. 026791-10-3

     Pursuant to Rule 13d-1(f)(1), this Amendment No. 5 to Schedule 13D Statement is filed jointly on behalf of the Richard M. Osborne Trust (the "Trust"), Black Bear Realty, Ltd., an Ohio limited liability company (the "Fund"), Christopher L. Jarratt of Nashville, Tennessee (the Fund, Mr. Jarratt, and the Trust are sometimes referred to as the "Purchasers"), and Jarratt Associates, Inc., a Tennessee corporation ("Jarratt Associates").


     Item 2.   Identity and Background.

     Item 2 is amended and supplemented as follows:

     (a) The additional person filing this Amendment No. 5 to Schedule 13D statement is the Richard M. Osborne Trust. Richard M. Osborne, the sole managing member of the Fund, is the sole trustee of the Trust.

     (b)  The address of the Trust is 7001 Center Street, Mentor, Ohio 44060.

     (c) The Trust was established by Mr. Osborne for estate planning purposes.

     (d)  Negative with respect to the Trust.

     (e)  Negative with respect to the Trust.

     (f)  The Trust is a trust organized under the laws of the State of Ohio.


     Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended and supplemented as follows:

     The shares of beneficial interest, $0.10 par value per share (the "Shares"), of American Industrial Properties REIT, a Texas equity real estate investment trust ("American Industrial"), reported herein as having been acquired by the Trust were acquired by the Trust for the approximate aggregate purchase price of $47,000. The Trust paid for such Shares from personal funds contributed to the Trust by Mr. Osborne.




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CUSIP No. 026791-10-3


     Item 4.   Purpose of Transaction.

     Item 4 is amended and supplemented as follows:

     Reference is hereby made to (i) that certain letter dated January 10, 1996, from Charles W. Wolcott, President and CEO of American Industrial, to Mr. Osborne, attached hereto as Exhibit 7.9 and (ii) that certain letter dated January 10, 1996, from the Fund to the Board of Trust Managers of American Industrial, attached hereto as Exhibit 7.10.


     Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by American Industrial, there are 9,075,400 Shares outstanding. The Trust owns 25,000 Shares, or less than 1% of the outstanding Shares. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own such 25,000 Shares. As sole managing member of the Fund, Mr. Osborne may be deemed to beneficially own the 860,800 Shares previously reported as being owned by the Fund. Mr. Osborne may be deemed to beneficially own the Shares owned by the Trust and the Shares owned by the Fund for a total of 885,800 Shares, or approximately 9.8% of the Shares outstanding.

          Mr. Jarratt, Jarratt Associates, the Fund and the Trust may be deemed members of a group under section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a result of (i) the ownership of Shares by Mr. Jarratt, the Trust, and the Fund; (ii) the agreement between the Fund and Jarratt Associates, which is described in the original Schedule 13D filed by the Fund, Mr. Jarratt, and Jarratt Associates on September 1, 1995 and attached as Exhibit 7.2 thereto; and (iii) Mr. Osborne being sole trustee of the Trust and sole managing member of the Fund. Solely for purposes of the Exchange Act, the Purchasers may be deemed, as members of a group, to beneficially own 910,800 Shares, or approximately 10% of the outstanding Shares. None of Mr. Osborne, the Trust or the Fund have any ownership interest, beneficial or otherwise, in the Shares owned by Mr. Jarratt.

     (b) Mr. Osborne as sole trustee of the Trust has the sole power to vote, or direct the voting of, and the sole power to dispose, or to direct the disposition of, the 25,000 Shares owned by the Trust.

     (c) During the past 60 days, the Trust has purchased Shares in open market transactions as set forth below:

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CUSIP No. 026791-10-3


     Date                Number of Shares         Approximate Per Share Price
     ------              ------------------         (Excluding Commissions)
                                                  ----------------------------
     December 28, 1995         24,900                       $1.87
     December 29, 1995          1,000                       $2.00


Item 7.   Material to be Filed as Exhibits.

          Exhibit 7.8    --        Joint Filing Agreement

          Exhibit 7.9    --        Letter dated January 10, 1996, from Charles
                                   W. Wolcott, President and CEO of American
                                   Industrial, to Mr. Osborne

          Exhibit 7.10   --        Letter dated January 10, 1996, from the Fund
                                   to the Board of Trust Managers of American
                                   Industrial

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
CUSIP No. 026791-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 17, 1996                 BLACK BEAR REALTY, LTD.



                              By:  /s/ Richard M. Osborne
                                   -------------------------
                                   Richard M. Osborne
                                   Managing Member



                                   RICHARD M. OSBORNE TRUST



                                    /s/ Richard M. Osborne
                                    ------------------------
                                    Richard M. Osborne
                                    Trustee



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CUSIP No. 026791-10-3


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: January 17, 1996                 JARRATT ASSOCIATES, INC.


                                        /s/ Christopher L. Jarratt
                                        ----------------------------
                                        Christopher L. Jarratt
                                        President




                                        /s/ Christopher L. Jarratt
                                        ----------------------------
                                        Christopher L. Jarratt








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                                   Exhibit Index

     Exhibit 7.8    --   Joint Filing Agreement

     Exhibit 7.9    --   Letter dated January 10, 1996, from Charles W.
                         Wolcott, President and CEO of American Industrial, to
                         Mr. Osborne

     Exhibit 7.10   --   Letter dated January 10, 1996, from the Fund to the
                         Board of Trust Managers of American Industrial